# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SAMSARA INC., CIK 0001642896
CUSIP: 79589L106
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1 DE HARO STREET, SAN FRANCISCO, California (CA), 94107
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001895106

## Reporting persons
- John Bicket: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 78,315,343; shared voting power 24,165,376; sole dispositive power 78,315,343; shared dispositive power 24,165,376; aggregate amount beneficially owned 102,480,719 (25.6% of the class)
  Comment: (1) With respect to Rows 5, 7, and 9, includes: (a) 715,745 shares of Class A Common Stock and 76,428,025 shares of Class B Common Stock held of record by John C. Bicket, Trustee of the John C. Bicket Revocable Trust u/a/d 2/15/2013, of which the Reporting Person may be deemed to have voting or dispositive power; (b) 126,709 shares of Class B Common Stock held of record by John C. Bicket, Trustee of The John C. Bicket 2024 Annuity Trust u/a/d 4/24/2024, of which the Reporting Person may be deemed to have voting or dispositive power; (c) 474,833 shares of Class B Common Stock held of record by John C. Bicket, Trustee of The John C. Bicket 2025 Annuity Trust u/a/d 3/27/2025, of which the Reporting Person may be deemed to have voting or dispositive power and (d) options to purchase 570,031 shares of Class B Common Stock, all of which are exercisable by Mr. Bicket within 60 days of March 31, 2025.
  
  (2) With respect to Rows 6, 8, and 9, consists of: (a) 649,706 shares of Class B Common Stock shares held of record by John C. Bicket and CBD, Co-Trustees of The Bicket-Dobson Revocable Trust u/a/d 12/23/2020, of which the Reporting Person may be deemed to have voting or dispositive power; (b) 513,000 shares of Class A Common Stock and 16,727,416 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Bicket-Dobson Trust II u/a/d 10/8/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (c) 114,000 shares of Class A Common Stock and 4,273,115 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Bicket-Dobson Trust I u/a/d 11/10/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (d) 1,286,597 shares of Class B Common Stock held of record by Mr. Bicket's spouse; (e) 126,709 shares of Class B Common Stock held of record by CBD, Trustee of The CBD 2024 Annuity Trust u/a/d 4/24/2024, of which the Reporting Person may be deemed to have voting or dispositive power; and (f) 474,833 shares of Class B Common Stock held of record by CBD, Trustee of The CBD 2025 Annuity Trust u/a/d 3/27/2025, of which the Reporting Person may be deemed to have voting or dispositive power.
  
  (3) With respect to Rows 5, 6, 7, 8, and 9, each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at the option of the holder and has no expiration date. Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
  
  (4) With respect to Row 11, pursuant to Rule 13d-3(d)(1)(i), the percentage is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by Mr. Bicket and related stockholders listed in notes (1) and (2) above, but not any of the shares of Class B Common Stock held by any other person). Percentage ownership is calculated based on 299,738,309 shares of Class A Common Stock of the Issuer outstanding as of March 31, 2025.

## Item 1. Issuer
Name of issuer: SAMSARA INC.
Address of issuer's principal executive offices: 1 DE HARO STREET, SAN FRANCISCO, CA, 94107.

## Item 2. Person Filing
Name of person filing: John Bicket
Address of principal business office or, if none, residence:
1 De Haro Street
San Francisco, CA 94107
Citizenship: The Reporting Person is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 11 of cover page.
Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John Bicket: /s/ John Bicket, John Bicket (05/06/2025)